Aspen Insurance Holdings Limited
141 Front Street

Hamilton, HM 19

Bermuda

June 22, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Arzonetti
Division of Corporation Finance
Office of Finance

Aspen Insurance Holdings Limited
Registration Statement on
Form F-3 (File No. 333-272650)

Dear Mr. Arzonetti:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form F-3 of Aspen Insurance Holdings Limited (the “Company”) be accelerated to June 26, 2023 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

*****

Very truly yours,

By:	/s/ David Amaro
	Name:	David Amaro
	Title:	Group General Counsel & Company Secretary